Exhibit 1

Level 18, 275 Kent Street Sydney, NSW, 2000

6 November 2024

RETIREMENT OF NON-EXECUTIVE DIRECTORS

Westpac Banking Corporation (Westpac) today announced the retirement from the Board of Independent Non-executive Directors Dr Nora Scheinkestel and Audette Exel AO.

Dr Scheinkestel will retire from the Westpac Board effective Wednesday 6 November 2024. Audette Exel has decided not to stand for re-election and, accordingly, will step down from the Board on Friday 13 December 2024.

Westpac Chair Steven Gregg said: “I would like to thank Nora for her contribution to Westpac, including as Chair of the Remuneration Committee. Her leadership has helped the company navigate a challenging period and contributed significantly to Westpac’s turnaround.”

“As Chair of the Risk Committee, Audette has successfully seen through the completion of the Customer Outcomes and Risk Excellence (CORE) program, a vital initiative for Westpac. I would like to thank Audette for her work on the company’s significant transformation,” Mr Gregg said.

Dr Scheinkestel said: “I’ve been pleased to be part of Westpac’s turnaround over the past three years and will leave knowing the bank is now in a much stronger position as it embarks on its next stage. Having also made good progress on the company’s remuneration structure and approach, I've decided now is the right time to step aside. I know the bank has a great future ahead serving Australians and New Zealanders.”

Ms Exel said: I have been proud to have been part of the Westpac Board and to have stewarded risk transformation in my role as Chair of the Risk Committee. Westpac is full of customer-driven, passionate people and it has been a privilege to work with them. It is now time for me to focus on building and growing the Adara Group and Adara Partners, our for-purpose advisory business, both in Australia and globally.”

New appointments to the Board will be made in due course.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.